Exhibit 21
MATERIAL SUBSIDIARIES OF THE COMPANY

Name of Subsidiary	Jurisdiction of Incorporation

Memphis Publishing Company	Delaware
Evansville Courier Company, Inc.	Indiana
Boat Spinco, Inc.	Wisconsin
Desk Spinco, Inc.	Wisconsin
Journal Community Publishing Group, Inc.	Wisconsin
Journal Sentinel Inc.	Wisconsin
Scripps NP Operating, LLC	Wisconsin